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                              May 1, 2023

       Ryan Murr
       Partner
       Gibson, Dunn & Crutcher LLP
       555 Mission Street, 30th Floor
       San Francisco, California 94105

                                                        Re: Jounce
Therapeutics, Inc.
                                                            Schedule TO-T/A
filed April 28, 2023
                                                            File No. 005-89831

       Dear Ryan Murr:

              We have reviewed your amended filing and have the following comments. Defined terms used here have the same meaning as in the amended Offer materials.

       Schedule TO-T/A filed April 28, 2023

       Supplement - General, page i

   1. We note the disclosure in your supplement regarding the value of the CVR component of the Offer. In telephone
conversations on April 20, 2023, April 27, 2023, and April 28,
                                                        2023, we conveyed our
view that basing the value of the CVR on the difference between the cash component of
the Offer consideration and current trading price of the Shares in this manner is likely
to mislead shareholders. It is not apparent, for example, why the fact that the Shares are
trading above the Offer price could not indicate that the market believes the cash
component of the Offer consideration is inadequate. Similarly, basing the value of the CVR on
the trading price for the Shares on a given day (April 27, 2023)
                                                        ignores the reality
that the market price has fluctuated daily throughout the term of the
                                                        Offer. Without
addressing these or any other uncertainties, you include the following statement in your
revised Offer materials: "[T]he markets appear to ascribe a value of approximately $0.09 to
each CVR." Finally, we believe the lack of substantive disclosure regarding the
assumptions underlying your calculation of $0.18 as the upper end of the
                                                        CVR valuation range,
where this value is derived in part from the difference between the trading price for the
Shares on April 27, 2023 and the cash component of the Offer consideration, is also
of concern. While we will not comment further at this time, we continue to have
concerns about the disclosure valuing the CVR in this manner.
   2. Refer to comment 1 in our prior comment letter. While you have undertaken to provide the requested opinion
of counsel, we have not yet received it and the Offer is scheduled to
 Ryan Murr
Gibson, Dunn & Crutcher LLP
May 1, 2023
Page 2
         expire on May 3rd. Please provide it in time to allow for staff review.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameRyan Murr                                   Sincerely,
Comapany NameGibson, Dunn & Crutcher LLP
                                                              Division of
Corporation Finance
May 1, 2023 Page 2                                            Office of Mergers
& Acquisitions
FirstName LastName